Exhibit 99.1

Kuke Reports Fourth Quarter and Full Year 2021 Unaudited Financial Results

--Full year total revenue reached RMB302.0 million, up 85.4% year over year--

-- Full year classical music licensing revenue reached all-time high to RMB88.2 million--

-- Full year non-IFRS net profit reached RMB37.5 million and Fourth quarter net profit reached RMB16.8 million--

BEIJING, Mar. 16, 2022 /PRNewswire/ -- Kuke Music Holding Limited ("Kuke" or the "Company") (NYSE: KUKE), a leading classical music service platform, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2021.

Fourth Quarter 2021 Financial Highlights

•	Total revenue was RMB123.8 million (US$19.4 million), compared to RMB128.0 million in the same period of 2020.
•	Net profit was RMB16.8 million (US$2.6 million), compared to RMB44.2 million in the same period of 2020 and net loss of RMB24.4 million in the third quarter.

Full Year 2021 Financial Highlights

•	Total revenue increased by 85.4% year over year to RMB302.0 million (US$47.4 million).
•	Net loss for the period was RMB56.1 million (US$8.8 million), compared to RMB15.2 million in the year of 2020.
•	Non-IFRS net profit[1] was RMB37.5 million (US$5.9 million), compared to RMB49.5 million in the year of 2020.

Fourth Quarter 2021 Operational Highlights

•

During the fourth quarter of 2021, the number of active students, namely students who attended at least one paid Kukey course during the period, was 32,424, compared to approximately 23,265 in the fourth quarter of 2020.

•

During the fourth quarter of 2021, the Company added an additional 975 tracks of traditional classical music. The Company's copyrighted classical music content included over 2.8 million music tracks as of December 31, 2021, including 2,023,580 tracks of traditional classical music and 354,801 tracks of jazz, world, folk and other genres of music. These contents in aggregate covered approximately 95,177 musicians, 2,080 musical instruments and 266 countries and regions, as well as 1,372 video titles, 427,435 spoken content tracks and 5,750 volumes of sheet music.

Recent Development

•

In January 2022, to meet the growing demand from public schools for smart music devices, teaching systems and copyrighted music content, the company entered into an equity transfer agreement to acquire a team of marketing and sales personnel experienced in promoting smart music learning solutions to primary and secondary schools.

•

In February, 2022, the Company entered into a subscription agreement to invest in KOLO, a leading international non-fungible token (NFT) platform for classical music. The Company will continue to focus on driving innovation in the classical music industry and building a digital economy for musicians and music lovers.

Mr. He Yu, Chief Executive Officer of Kuke, commented, "We finished the fourth quarter and the entire 2021 fiscal year with strong financial results. As a leading classical music service platform, our business segments continue to flourish as the Company successfully grows and leverages our core assets of the ever-expanding copyrighted classical music content. We have also begun providing smart music learning solutions to public schools. This allows us to enhance our revenue streams and diversify our customer mix, and grow our market share. Looking ahead, we will continue to solidify our market leading position by building on our core business of classical music licensing and subscriptions, smart music learning solutions, and live music events such as the Beijing Music Festival.

We started 2022 with a set of accomplishments, including our increased partnerships with public schools and our investment in NFT platform KOLO. Committed to amplifying the impact of classical music in China, we are optimistic about the long-term growth of classical music’s consuming and learning services in China. With that, we remain highly confident in our business growth in 2022.

[1] Non-IFRS profit/loss of the Company was arrived at after excluding the combined effect of amortization and depreciation, share-based compensation, impairment losses on financial assets, net, and the corresponding income tax effects of these non-IFRS adjustments.

Fourth Quarter 2021 Financial Results

Total Revenue

Total revenue decreased by 3.2% to RMB123.8 million (US$19.4 million) from RMB128.0 million in the same period of 2020.

•

Smart music learning solutions revenue increased by 15.8% to RMB63.2 million (US$9.9 million) from RMB54.5 million in the same period of 2020. Specifically, smart music learning solutions subscription revenue from kindergarten students increased by 238.9% to RMB9.2 million (US$1.4 million) from RMB2.7 million in the same period of 2020, due to the increases in the number of collaborating kindergartens and subscribing students. Smart music learning solutions sales revenue increased by 4.1% to RMB54.0 million (US$8.5 million) from RMB51.8 million in the same period of 2020, as a result of increased sales of smart music learning products.

•

Licensing and subscription revenue decreased by 53.9% to RMB21.3 million (US$3.3 million) from RMB46.4 million in the same period of 2020. Specifically, licensing revenue decreased by 60.5% to RMB16.3 million (US$2.6 million) from RMB41.3 million in the same period of 2020, due to a decrease in the number of contracts entered into in fourth quarter of 2021. Subscription revenue decreased slightly to RMB5.0 million (US$0.8 million) from RMB5.1 million in the same period of 2020, mainly due to the Impact of COVID-19 in 2020，which led to a decrease in revenue amortized in 2021.

•

Live music event revenue increased by45.1% to RMB39.3 million (US$6.2 million), driven by revenues from marketing, planning and execution services for live music events in Chinaand a newly-launched smart music learning hardware product.

Gross Profit and Gross Margin

Gross profit in the fourth quarter of 2021 decreased to RMB66.8 million (US$10.5 million) from RMB102.0 million in the same period of 2020. Gross margin was 53.9%, compared to 79.7% in the same period of 2020.

•

The gross margin of smart music learning solutions was67.6%, compared to 76.5% in the same period of 2020. Specifically, the gross margin of smart music learning solution subscriptions from kindergarten students was (0.6)%, compared to (4.6)% in the same period of 2020, and the improvement was mainly attributable to increased revenue growth. The gross margin of smart music learning solution sales was 79.2%, compared to 80.8% in the same period of 2020, mainly due to increased sales of lower gross margin of smart music learning hardware product.

•

The gross margin of classical music licensing and subscription was 52.7%, compared to 108.5% in the same period of 2020. Specifically, the gross margin of classical music licensing decreased to 64.5% from 88.5% in the same period of 2020, mainly due to decreased revenues in the quarter. The gross margin of classical music subscription decreased to 14.5% from 271.0% in the same period of 2020, due to a change in our profit sharing policy with music content providers.

•

The gross margin of live music event decreased to 32.8% from 36.8% in the same period of 2020, mainly due to increased expenses related to marketing, planning and execution services for live music events in China.

Operating Expenses

Total operating expenses in the fourth quarter of 2021 decreased by 5.2% to RMB47.1 million (US$7.4 million) from RMB49.7 million in the same period of 2020.

•

Selling and distribution expenses in the fourth quarter of 2021 increased by 327.7% to RMB37.6 million (US$5.9 million) from RMB8.8 million in the same period of 2020. The increase was mainly due to increased spending to promote our brands and products.

•	Administrative expenses in the fourth quarter of 2021 decreased by 7.3% to RMB21.6 million (US$3.4 million) from RMB23.3 million in the same period of 2020.

•

Impairment losses on financial assets in the fourth quarter of 2021 decreased to RMB (13.9) million from RMB17.6 million in the same period of 2020, mainly due to the settlement of overdue accounts receivable.

Operating Profit

Operating profit in the fourth quarter of 2021 was RMB18.5 million (US$2.9 million), compared to RMB55.8 million in the same period of 2020. The decrease was mostly due to the decreased gross profit of classical music subscription segment due to a change in our profit sharing policy with music content providers and the increased marketing and promotion expenses.

Net Profit for the Period

Net profit was RMB16.8 million (US$2.6 million), compared to RMB44.2 million in the same period of 2020, the decrease was mainly due to the decreased gross profit of classical music subscription segment due to a change in our profit sharing policy with music content providers and the increased marketing and promotion expenses.

Non-IFRS Net Profit for the Period

Non-IFRS net profit was RMB14.3 million (US$2.2 million), compared to RMB84.5 million in the same period of 2020, the decrease was mainly due to a change in our profit sharing policy with music content providers and the increased marketing and promotion expenses.

Net Profit per ADS and Non-IFRS Net Profit per ADS

Basic and diluted net profit per American Depositary Share ("ADS") were both RMB0.54 (US$0.09) in the fourth quarter of 2021, compared to RMB1.80 and RMB1.79 respectively in the same period of 2020. Basic and diluted non-IFRS net profit per ADS were both RMB0.49 (US$0.08) in the fourth quarter of 2021, compared to basic and diluted non-IFRS net profit per ADS of RMB3.42 and RMB3.41 respectively in the same period of 2020. Each ADS represents one Class A ordinary share of the Company.

Balance Sheet

As of December 31, 2021, cash and cash equivalents were RMB59.0 million (US$9.3 million).

Full Year 2021 Financial Results

Total Revenue

Total revenue in 2021 increased by 85.4% to RMB302.0 million (US$47.4 million) from RMB162.9 million in 2020.

•

Smart music learning solutions revenue increased by100.8% to RMB118.1 million (US$18.5 million) from RMB58.8 million in 2020. Specifically, smart music learning solutions subscription revenue from kindergarten students increased by 516.9% to RMB30.7 million (US$4.8 million) from RMB5.0 million in 2020, due to the increases in the number of collaborating kindergartens and subscribing students. Smart music learning solutions sales revenue increased by 62.4% to RMB87.4 million (US$13.7 million), compared to RMB53.8 million in 2020 as a result of increased sales of smart music learning products.

•

Licensing and subscription revenue increased by 39.1% to RMB106.5 million (US$16.7 million) from RMB76.6 million in 2020. Specifically, licensing revenue increased to RMB88.2 million (US$13.8 million) from RMB58.0 million in the full year of 2020，the increase was mainly due to our growing customer portfolio and contract amount. Subscription revenue decreased to RMB18.3 million (US$2.9 million) from RMB18.6 million in 2020, the decrease was mainly due to the Impact of COVID-19 in 2020, which led to the a decrease in revenue amortized in 2021.

•

Live music event revenue increased by 181.2% to RMB77.4 million (US$12.2 million), driven by revenues from marketing, planning and execution services for live music events in China and a newly-launched smart music learning hardware product.

Gross Profit and Gross Margin

Gross profit in 2021 was RMB172.8 million (US$27.1 million), compared to RMB118.6 million in 2020. Gross margin in 2021 was 57.2%, compared to 72.8% in 2020.

•

Smart music learning solutions gross margin was 63.1%, compared to 70.5% in 2020. Specifically, subscriptions to smart music learning solutions from kindergarten students gross margin was 7.4%, compared to (25.4)% in 2020, primarily attributable to the increased revenues. Sales of smart music learning solutions gross margin was 82.7%, compared to 79.4% in 2020.

•

Licensing and subscription gross margin was 80.0%, compared to 88.6% in 2020. Specifically, licensing gross margin was 84.5%, compared to 80.0% in 2020. Subscription gross margin was 58.1%, compared to 115.3% in 2020 due a change in our profit sharing policy with music content providers.

•	Live music event gross margin was 16.9%, compared to 33.7% in 2020, mainly due to increased expenses related to marketing, planning and execution services for live music events in China.

Operating Expenses

Total operating expenses in 2021 were RMB228.4 million (US$35.8 million), compared to RMB126.1 million in 2020.

•

Selling and distribution expenses in 2021 increased by 185.2% to RMB73.6 million (US$11.6 million) from RMB25.8 million in 2020. The increase was primarily attributable to increased spending to promote our brands and products, and increased tuition fees and institutional subscription fees shared with distributors.

•	Administrative expenses in 2021 increased by 103.4% to RMB132.2 million (US$20.8 million) from RMB65.0 million in 2020，mainly due to increased RMB34.7 million share-based compensation expenses.

Operating Loss

Operating loss in 2021 was RMB47.9 million (US$7.5 million), compared to RMB3.1 million in 2020.

Net Loss for the Period

Net loss in 2021 was RMB56.1 million (US$8.8 million), compared to RMB15.2 million in 2020. The increase in net loss was mainly attributable to the increased share-based compensation expenses.

Non-IFRS Net Profit for the Period

Non-IFRS net profit[1] in 2021 was RMB37.5 million (US$5.9 million), compared to RMB49.5 million in 2020.

Net Profit per ADS and Non-IFRS Net Profit per ADS

Basic and diluted net loss per American Depositary Share ("ADS") were RMB1.96 (US$0.31) and RMB1.94 (US$0.30) in 2021, compared to basic and diluted net loss per ADS of RMB0.70 in 2020. Basic and diluted non-IFRS net profit per ADS were RMB1.28 (US$0.20) and RMB1.27 (US$0.20) in 2021, compared to basic and diluted non-IFRS net profit per ADS of RMB2.05 and RMB2.05 respectively in 2020. Each ADS represents one Class A ordinary share of the Company.

Conference Call Information

The Company will hold a conference call at 8:00 A.M. U.S. Eastern Time on Wednesday, March 16, 2022, (8:00 P.M. Beijing/Hong Kong Time on the same day) to discuss the financial results. Listeners may access the call by dialing the following numbers:

International:	1-412-902-4272
United States Toll Free:	888-346-8982
Mainland China Toll Free:	4001-201203
Hong Kong Toll Free:	800-905945
Conference ID:	Kuke Music Holding Limited

A replay of the conference call will remain accessible for one week after the live event by dialing the following numbers:

International:	1-412-317-0088
United States Toll Free:	1-877-344-7529
Access Code:	5339151

A live and archived webcast of the conference call will also be available at the Company's investor relations website at https://ir.kuke.com/.

About Kuke Music Holding Limited

Kuke is a leading classical music service platform in China encompassing the entire value chain from content provision to music learning services. By collaborating with its strategic global business partner Naxos, the largest independent classical music content provider in the world, the foundation of Kuke's extensive classical music content library is its unparalleled access to more than 900 top-tier labels and record companies. Leveraging its market leadership in copyrighted classical music content in China, Kuke provides highly scalable classical music licensing services to various online music platforms, and classical music subscription services to over 800 universities, libraries and other institutions across China. In addition, it has hosted the Beijing Music Festival ("BMF"), the most renowned classical music festival in China, for 24 consecutive years. Through KUKEY, the Company's proprietary AI music learning system, Kuke aims to democratize music learning via technological innovation, bring fascinating music content and professional music techniques to more students, and continuously improve the efficiency and penetration of music learning in China.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars ("US$") at specified rates solely for the convenience of the reader.  Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB6.373 to US$1.00, the noon buying rate in effect on December 30, 2021, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.  For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

Forward-looking Statements

This announcement contains forward looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "aims," "future," "intends," "plans," "believes," "estimates," "confident," "potential," "continue" or other similar expressions. Statements that are not historical facts, including but not limited to statements about Kuke's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including those in Kuke's registration statement filed with the Securities and Exchange Commission. Further information regarding these and other risks is included in Kuke's filings with the SEC. All information provided in this press release is as of the date of this press release, and Kuke undertakes no obligation to update any forward-looking statement, except as required under applicable law.

Use of Non-IFRS Financial Measures

The Company uses non-IFRS profit for the period, which is a non-IFRS financial measure, in evaluating its operating results and for financial and operational decision-making purposes. The Company believes that non-IFRS profit helps management to analyze trends in the Company's business that could otherwise be distorted by the effect of certain expenses that the Company includes in its profit or loss for the period.

Non-IFRS profit for the period should not be considered in isolation or construed as an alternative to net profit for the period or any other measure of performance or as an indicator of its operating performance. Investors are encouraged to review non-IFRS profit for the period and the corresponding footnote explaining the calculation of such measure together. Non-IFRS profit for the period presented here may be different to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, and should not be compared to the measure adopted by the Company's data. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

Non-IFRS profit for the period represents profit or loss for the year excluding the combined effect of amortization and depreciation, share-based compensation, impairment losses on financial assets, net, and the corresponding income tax effects of these non-IFRS adjustments.

Investor Relations Contact:

Kuke Music Holding Limited
Email: IR@kuke.com

KUKE MUSIC HOLDING LIMITED

UNAUDITED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(In thousands of RMB and US$)

	December 31, 2020	December 31, 2021	December 31, 2021
	RMB	RMB	US$
NON‑CURRENT ASSETS
Property, plant and equipment	18,135	60,443	9,485
Intangible assets	263,101	473,349	74,279
Right‑of‑use assets	14,918	3,060	480
Goodwill	237,225	237,225	37,226
Equity investment at FVTPL	—	1,000	157
Investment in a joint venture	491	—	—
Prepayments, other receivables and other assets	95,376	95,004	14,908
Net investments in subleases	202	—	—
Deferred tax assets	8,917	7,736	1,214
Total non‑current assets	638,365	877,817	137,749
CURRENT ASSETS
Inventories	950	7,307	1,147
Trade receivables	181,722	117,472	18,434
Prepayments, other receivables and other assets	28,523	52,913	8,303
Net investments in subleases	211	355	56
Due from related parties	1,763	306	48
Due from shareholders	100	100	16
Cash and cash equivalents	25,719	59,045	9,265
Total current assets	238,988	237,498	37,269
Total assets	877,353	1,115,315	175,018
EQUITY
Issued capital	162	194	30
Reserves	655,939	938,549	147,278
Equity attributable to equity holders of the parent	656,101	938,743	147,308
Non‑controlling interests	5,068	6,475	1,016
Total equity	661,169	945,218	148,324
NON‑CURRENT LIABILITIES
Contract liabilities	587	366	57

Interest-bearing borrowings	-	6,046	949
Deferred tax liabilities	1,447	1,417	222
Lease liabilities	9,830	793	124
Total non‑current liabilities	11,864	8,622	1,352
CURRENT LIABILITIES
Trade payables	27,310	33,166	5,204
Other payables and accruals	67,121	59,014	9,264
Contract liabilities	24,314	23,506	3,689
Due to a shareholder	325	325	51
Due to a related party	7,177	—	—
Interest‑bearing loans and borrowings	60,000	41,493	6,511
Lease liabilities	7,660	2,486	390
Income tax payable	10,413	1,485	233
Total current liabilities	204,320	161,475	25,342
Total liabilities	216,184	170,097	26,694
Total equity and liabilities	877,353	1,115,315	175,018

KUKE MUSIC HOLDING LIMITED

UNAUDITED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND

UNAUDITED OTHER COMPREHENSIVE INCOME

(In thousands of RMB and US$, except for per share data)

	For the three months ended December 31,			Years ended December 31,
	2020	2021	2021	2020	2021	2021
	RMB	RMB	US$	RMB	RMB	US$
Revenue	127,973	123,822	19,430	162,881	301,982	47,388
Cost of sales	(25,984)	(57,027)	(8,949)	(44,281)	(129,149)	(20,266)
Gross profit	101,989	66,795	10,481	118,600	172,833	27,122
Other income, net	3,444	(1,205)	(189)	4,385	7,687	1,206
Selling and distribution expenses	(8,799)	(37,632)	(5,905)	(25,808)	(73,615)	(11,552)
Administrative expenses	(23,302)	(21,612)	(3,391)	(65,018)	(132,237)	(20,751)
Impairment losses on financial assets, net	(17,557)	13,909	2,183	(35,240)	(20,736)	(3,254)
Other operating expenses	(12)	(1,738)	(273)	(18)	(1,792)	(281)
Operating profit/(loss)	55,763	18,517	2,906	(3,099)	(47,860)	(7,510)
Share of losses of a joint venture....	(9)	-	-	(9)	(491)	(77)
Finance costs	(2,243)	(1,294)	(203)	(10,105)	(7,684)	(1,206)
Finance income	15	28	4	1,621	79	12
(Loss)/profit before tax	53,526	17,251	2,707	(11,592)	(55,956)	(8,781)
Income tax expense	(9,371)	(476)	(75)	(3,622)	(102)	(16)
(Loss)/profit for the period/year and total comprehensive (loss)/income for the period/year	44,155	16,775	2,632	(15,214)	(56,058)	(8,797)
Attributable to:
Equity holders of the parent	43,644	15,938	2,501	(16,423)	(57,465)	(9,018)
Non‑controlling interests	511	837	131	1,209	1,407	221

Basic	1.80	0.54	0.09	(0.70)	(1.96)	(0.31)
Diluted	1.79	0.54	0.09	(0.70)	(1.94)	(0.30)

KUKE MUSIC HOLDING LIMITED

RECONCILIATIONS OF NON-IFRS MEASURES TO THE MOST COMPARABLE IFRS MEASURES

(In thousands of RMB and US$)

	For the three months ended December 31,			Years ended December 31,
	2020	2021	2021	2020	2021	2021
	RMB	RMB	US$	RMB	RMB	US$

(Loss)/profit for the period/year and total comprehensive (loss)/income for the period/year	44,155	16,775	2,632	(15,214)	(56,058)	(8,797)
Adjustments:
Amortization and Depreciation	4,065	7,001	1,099	12,103	22,222	3,487
Share-based compensation	19,416	5,562	873	19,416	54,126	8,494
Impairment losses on financial assets, net	17,557	(13,909)	(2,183)	35,240	20,736	3,254
Income tax effects	(662)	(1,108)	(174)	(2,036)	(3,559)	(558)
Non-IFRS Profit	84,531	14,321	2,247	49,509	37,467	5,880